

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2009

Via Facsimile (303) 592-3140 and U.S. Mail
James L. Palenchar, Esq.
Bartlett Beck Herman Palenchar & Scott, LLP
1899 Wynkoop Street, 8th Floor
Denver, Colorado
80202

Re: Trico Marine Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 15, 2009
File No. 1-33402
Soliciting Materials on Schedule 14A filed March 9, 2009
File No. 1-33402

Dear Mr. Palenchar:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREC14A filed April 15, 2009

Cover Letter

1. You disclose that shareholders will be asked to vote on a number of Kistefos' proposals, "if properly presented". You make reference in other portions of the proxy to proper presentation pursuant to Trico bylaw provisions. Revise to

James L. Palenchar, Esq.
Bartlett Beck Herman Palenchar & Scott, LLP
April 28, 2009
Page 2

> provide a succinct summary of the relevant portions of your charter documents, state law or other authority that the company will consult in order to make a determination as to whether the proposals have been properly presented.

2. You disclose that the company has advised Kistefos that it reserves the right to "disregard some or all of Kistefos' proposals" at a later date in the event the company determines that the adoption of some or all of Kistefos' proposals could cause Trico or any of its subsidiaries or affiliates to lose the eligibility to conduct business as US maritime companies. Please revise to specify whether the company has already made such a determination. If not, revise to disclose why the company has not yet made the determination and when the company will make such a determination (i.e. prior to the annual meeting)?

3. See our comment above. Referencing applicable charter documents, state law or other authority, revise to set forth the authority upon which the company relies or would rely to disregard the Kistefos proposals in the event the Company determines that such proposals place the company at risk of losing its eligibility to conduct business as a US maritime company.

4. Please note our comment above. Clarify in your disclosure whether the company intends to disregard any of the Kistefos proposals that may be approved by shareholders at the annual meeting. In this regard, we note disclosure informing shareholders that the company plans to ignore the Kistefos "additional proposal" even in the event it receives the requisite vote required to amend the bylaws.

5. Further to our comments above. Please clarify that shareholders may challenge the Board's assertion of any rights pertaining to the proper presentment or approval of any of the Kistefos proposals.

Questions and Answers About the Annual Meeting and Voting, page 3

General

6. Please provide an additional question and answer that sets forth the basis for your authority to tally a provisional vote. Disclose why you believe that an amendment to the bylaws requiring that directors receive a majority vote or be rendered ineligible to serve is "inconsistent with Delaware law and Trico's charter."

7. Describe any court action and orders issued to date by the Court of Chancery of the State of Delaware that have a direct bearing on whether and how any Kistefos proposal must be presented to shareholders at the annual meeting. As noted in a previous comment, if any orders have been received, you must set forth how your

decision to "tally a provisional vote" is supported by authority granted pursuant to any court order.

8.   Include a question and answer that further clarifies the relevant provisions of the Jones Act and the reasons why the company believes such provisions are of particular importance to the current contested election.

"How many votes do I have…," page 3

9.   Please clarify whether only US citizen shareholders may vote or specify how many votes per share non-US citizens have. Are non-US citizens allowed to vote if they are permanent residents of the United States? Further, disclose the consequences to persons who hold excess shares. Finally, revise to summarize the material limitations referenced in Article Six, Section 2 of your charter given that it impacts shareholders' voting rights.

"What if Messrs. Compofelice and Guill do not receive a majority of the quorum at the meeting…," page 6

10.   Your disclosure in the response suggests that the Board may be forced to acknowledge the legitimacy of the Kistefos "additional proposal". This disclosure appears to be inconsistent with assertions you make in other sections of the proxy where you indicate that you have deemed the Kistefos "additional proposal" to be "improper" and only eligible for a provisional tally based on your understanding of Delaware law and Trico's charter. Given such statements, please explain how (a), (b) and (c) could occur and reconcile your disclosure.

"Who pays for soliciting proxies…," page 7

11.   It appears that you intend to solicit proxies via mail, telephonically and via the Internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

12.   Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Background and Certain Contacts with Kistefos, page 9

13.   Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. The following non-exhaustive list contains examples of the statements you make for which you should provide support:

- "Kistefos' package of proposals…are intended to allow Kisteofos to assert control over the Company…";

- "[e]lecting two non-U.S. citizens …would put Trico out of compliance with federal laws applicable to Trico as a US maritime company…[and] could also present risks to Trico under certain U.S. and European competition laws…";

- "Kistefos would offer the company little strategic or operational experience compared to its existing directors…";

- "the Board remained unconvinced that the Company and the other stockholders would be best served by having two voices from a single stockholder on the Board…";

- "increasing the number of directors to 9 to fill the resulting vacancies would mean that until such vacancies are filed by individuals elected by the stockholders, the Board would be unable to take action…"; and,

- "[i]t is possible that the regulatory authorities charged with enforcing and interpreting the Jones Act may view the adoption of Proposal 4 together with the election of Messrs. Sveas and Korsvold to the Board as jeopardizing the Company's Jones Act eligibility…"

   Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

14. Throughout your disclosure, you imply that there is a link between a bylaw amendment resulting in a change in the quorum requirement and the ability of the Board to take action. Your disclosure throughout suggests that the increase in the quorum requirement, coupled with other Kistefos proposals renders the Board susceptible to the manipulation of one or two directors who would not attend and effectively stymie any Board action because quorum would not be reached. It is not apparent, however, whether you have a basis for the conclusion you draw. In this regard, please revise to discuss the fiduciary and legal duties imposed on each director of the Company. That is, please clarify that despite being Kistefos nominees, if elected, each of the Kistefos nominees would still be bound by his fiduciary duties towards the company and its shareholders. If it is the company's assertion that despite the presence of such duties, the Kistefos nominees would abuse the quorum requirement by deliberately failing to attend Board meetings, then you must provide support for this assertion or remove the statements.

15.   For each of the Kistefos proposals presented, balance and supplement your disclosure to address the positive and negative aspects of each proposal.

Proposal 1: Election of Directors, page 13

16.   You disclose that if any of the nominees are unable to serve, the Board "may name a substitute nominee for whom votes will be cast." Your disclosure suggests that you are reserving the right to vote for a substitute nominee in the event the other nominees are unable to serve. Please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Nominating and Governance Committee, page 18

17.   We refer you to disclosure on page 19. Given the apparent importance of the total number of US citizens on the Board and the reasons you set forth for the concerns you have regarding the Kistefos nominees, please explain why US citizenship is not specifically listed amongst the minimum qualifications considered by the Nominating and Governance Committee.

Securities Ownership and Certain Beneficial Owners, page 28

18.   We refer you to footnote 2. Please remove the reference to "economic interest". As the participants are aware, beneficial ownership is not determined based on economic or pecuniary interest. Refer to Rule 13d-3(a). Please revise to clarify wherever applicable, that the persons listed are the beneficial owner(s) of the securities given their authority over the voting and/or investment power over such securities.

Proposal 7, Stockholder Proposal Regarding Repeal of Bylaw Amendments, page 60

19.   While you indicate that you have not introduced any bylaws to date, revise to clarify in your discussion that should shareholders reject the proposal, shareholders would be bound by any new bylaws adopted by the Board to the extent permissible under state law. Further, we note your disclosure that the Board intends to "disregard some or all of Kistefos' proposals" at a later date in the event the company determines that the adoption of some or all of Kistefos' proposals could cause the company or any of its subsidiaries or affiliates to lose the eligibility to conduct business as US maritime companies. Please clarify the relationship between shareholder rejection of this proposal and the Board's ability to subsequently introduce new bylaws that would result in the other Kistefos

proposals being disregarded, even if shareholders had voted to approve such proposals.

Form of Proxy Card

20.   Please provide boxes for shareholders to vote on each of the proposals presented in proposals 10, 11 and 12.

21.   We refer you to Rule 14a-4(a)(3). While you may characterize proposal 13 as the "additional proposal", it should be numbered and presented similar to the other proposals on the card. Please revise the proxy statement and proxy card or advise.

Soliciting Materials filed on March 9, 2009

Exhibit 99.2

22.   You disclose that the Kistefos proposals would "effectively put Kistefos in control of approximately 29% of the Trico Board seats and, in the view of [y]our counsel, would mean that Kistefos would control more than 25% of the "voting power in the corporation." It is not apparent that voting power of the corporation is the equivalent of voting power on the Board of directors. In future filings, please eliminate this statement or provide support for your interpretation.

23.   You disclose that the company must remain a "U.S. Maritime Company under the terms of preferred mortgages on two Trico vessels pursuant to Title XI of the Merchant Marine Act 1936…" and indicate that such debt would be accelerated upon the loss of Jones Act eligibility. Please provide support for this statement.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions